Exhibit 14.1
OMNI BIO PHARMACEUTICAL, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
Adopted by the Board of Directors
on March 10, 2010
Introduction
This Code of Business Conduct and Ethics covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees of Omni Bio Pharmaceutical, Inc. (“Omni” or the “Company”). All of our employees must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. The Code should also be provided to and followed by the Company’s agents and representatives, including consultants.
If a law conflicts with a policy in this Code, you must comply with the law. If you have any questions about these conflicts, you should ask your supervisor how to handle the situation.
Those who violate the standards in this Code will be subject to disciplinary action, up to and including termination of employment. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described in Section 16 of this Code.
1. Compliance with Laws, Rules and Regulations
Obeying the law, both in letter and in spirit, is the foundation on which this Company’s ethical standards are built. All employees must respect and obey the laws of the cities, states and countries in which we operate. Although not all employees are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel.
If requested, the Company will hold information and training sessions to promote compliance with laws, rules and regulations, including insider-trading laws.
2. Conflicts of Interest
A “conflict of interest” exists when a person’s private interest interferes in any way with the interests of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees and their family members may create conflicts of interest.

It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors, except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Company’s Chief Financial Officer. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described in Section 16 of this Code.
3. Insider Trading
Employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading, the Company has adopted a specific policy governing employees’ trading in securities of the Company. This policy has been distributed to every employee. If you have any questions, please consult the Company’s Chief Financial Officer.
4. Corporate Opportunities
Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information, or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.
5. Competition and Fair Dealing
We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner’s consent or inducing such disclosures by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with the Company’s customers, suppliers, competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.
The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it: (1) is not a cash gift, (2) is consistent with customary business practices, (3) is not excessive in value, (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Please discuss with the Company’s Chief Financial Officer any gifts or proposed gifts which you are not certain are appropriate.

6. Discrimination and Harassment
The diversity of the Company’s employees is a tremendous asset. We are firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances.
7. Health and Safety
The Company strives to provide each employee with a safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace for all employees by following safety and health rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions.
Violence and threatening behavior are not permitted. Employees should report to work in condition to perform their duties, free from the influence of illegal drugs or alcohol. The use of illegal drugs in the workplace will not be tolerated.
8. Record-Keeping
The Company requires honest and accurate recording and reporting of information in order to make responsible business decisions. For example, only the true and actual number of hours worked should be reported.
Many employees regularly use business expense accounts, which must be documented and recorded accurately. If you are not sure whether a certain expense is legitimate, ask the Company’s Chief Financial Officer.
All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.
Business records and communications often become public, and we should avoid exaggeration, derogatory remarks, guesswork, or inappropriate characterizations of people and companies that can be misunderstood. This applies equally to e-mail, internal memos, and formal reports. Records should always be retained or destroyed according to the Company’s record retention policies. In accordance with those policies, in the event of litigation or governmental investigation please consult the Company’s Chief Financial Officer.

9. Confidentiality
Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the Company’s Chief Financial Officer or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every employee is required to execute a confidentiality agreement when he or she commences employment with the Company.
10. Protection and Proper Use of Company Assets
All employees should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported for investigation. Company equipment should not be used for non-Company business, though incidental personal use may be permitted.
The obligation of employees to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, engineering and manufacturing ideas, designs, databases, records, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or even criminal penalties.
11. Payments to Government Personnel
The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.
In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The Company’s outside legal counsel can provide guidance to you in this area.

12. Responsibilities of Senior Financial Management
In addition to the other provisions of this Code, the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer performing similar functions (the “Senior Financial Management”) have particular obligations to promote honest and ethical conduct and to deter wrongdoing.
Any person who has information concerning any violation of any provision of this Section 12 by any member of the Senior Financial Management shall promptly report such information to the attention of the Chief Executive Officer of the Company. If the Chief Executive Officer determines that a conflict of interest may prohibit the Chief Executive Officer, as the case may be, from handling the matter, he or she will refer the matter to the Chairperson of the Board of Directors for resolution. Violations of this Code may subject the employee to appropriate actions, such as censure, suspension or termination. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code. The Chairperson of the Board of Directors shall consider any request for a waiver of this Code and any amendments to this Code and all such waivers or amendments shall be disclosed promptly as required by law or SEC regulation.
All members of the Senior Financial Management shall:
•	Act honestly and ethically in the performance of their duties at the Company.
•	Avoid actual or apparent conflicts of interest between personal and professional relationships.
•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications by the Company.
•	Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s financial reporting.
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the member’s independent judgment to be subordinated.
•	Respect the confidentiality of information acquired in the course of work, except when authorized or legally obligated to disclose such information.
•	Share knowledge and maintain skills relevant to carrying out the member’s duties within the Company.
•	Proactively promote ethical behavior as a responsible partner among peers and colleagues in the work environment and community.

•	Achieve responsible use of and control over all assets and resources of the Company entrusted to the member.
•	Promptly bring to the attention of the Chief Executive Officer any information concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls.
13. Waivers of the Code of Business Conduct and Ethics
Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.
14. Reporting any Illegal or Unethical Behavior
Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Company not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.
15. Complaint Procedures for Financial, Accounting and Audit Matters
Any person or any employee who has complaints or concerns about the Company’s accounting, internal accounting controls or auditing matters, or who becomes aware of questionable accounting or auditing matters, is strongly encouraged to report such matters to the Audit Committee of the Company.
In order to facilitate a complete investigation, employees should be prepared to provide as many details as possible, including a description of the questionable practice or behavior, the names of any persons involved, the names of possible witnesses, dates, times, places, and any other available details. The Company encourages all employees with complaints or concerns to come forward with information and prohibits retaliation against employees raising concerns. Nonetheless, if an employee feels more comfortable doing so, reports may be made confidentially and/or anonymously in the manner described above.

Supervisors and managers who become aware of any questionable accounting or auditing matters, or who receive complaints or concerns from other employees, must immediately report them directly to the Audit Committee in accordance with this policy. Supervisors and managers who receive complaints of questionable accounting or auditing matters must consult with the Audit Committee before undertaking an investigation or other action. The Audit Committee has final responsibility and authority for the investigation and handling of any concerns or complaints relating to accounting and auditing practices. Any supervisor or manager who fails to report allegations of questionable accounting or auditing practices in accordance with this policy or who otherwise fails to deal properly with such allegations may be subject to discipline.]
Investigation and Response
The Audit Committee will oversee the receipt and handling of allegations of questionable accounting or auditing matters, including directing an appropriate investigation and response. Based on its investigation, the Audit Committee will direct the Company to take prompt and appropriate corrective action in response to the complaint or concern if necessary to ensure compliance with legal and ethical requirements relating to financial, accounting and audit matters of the Company. If the Audit Committee determines that a particular complaint or concern is not covered by this policy, it will refer the complaint or concern to the Board and the Company’s outside legal counsel for appropriate handling and response.
Confidentiality and Non-retaliation
Reports of questionable accounting or audit practices will be kept confidential to the extent possible consistent with the Audit Committee’s obligation to investigate and correct unlawful or unethical accounting or audit practices. In order to ensure confidentiality, an employee may elect to make a complaint anonymously.
The Company will not retaliate or take any form of reprisal against any person who makes a report pursuant to this policy or who participates in an investigation regarding a violation of the applicable securities laws, rules or regulations, or any provision of other laws regarding fraud against shareholders. Any such retaliation or reprisal by a Company employee is forbidden. Any employee who retaliates against another employee or a witness as described above will be subject to discipline, up to and including discharge. Employees who believe they are subject to retaliation because they have made a report or participated in an investigation should report such suspected retaliation to the Audit Committee in the same manner as described above for the reporting of questionable practices.
Questions about this policy should be directed to the Chairperson of the Audit Committee].

16. Compliance Procedures
We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know if a violation has occurred. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:
•	Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.
•	Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense; if something seems unethical or improper, it probably is.
•	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.
•	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor’s responsibility to help solve problems.
•	Seek help from Company resources. In the rare case where it may not be appropriate to discuss an issue with your supervisor or where you do not feel comfortable approaching your supervisor with your question, discuss it locally with your office manager or your Human Resources manager.
•	You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Company does not permit retaliation of any kind against employees for good faith reports of ethical violations.
•	Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.